Exhibit 99.3

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1 www.computershare.com

000001
Mr A Sample
Designation (if any)		Security Class
Add1		COMMON
Add2
add3		Holder Account Number
add4 add5 add6		C1234567890	IND

_ _ _

Fold

Form of Proxy - Special Meeting of Securityholders of Sierra Wireless, Inc. (the “Company”) to be held on September 27, 2022 (the “Special Meeting”)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Special Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the accompanying management information circular of the Company dated August 26, 2022 (the “Circular”) or other matters that may properly come before the Special Meeting or any adjournment or postponement thereof, unless prohibited by law.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

_ _ _

Fold

Proxies submitted must be received by 10:00 a.m. (Pacific Time) on September 23, 2022.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.	• You can attend the meeting virtually by visiting the URL provided on the back of this document.
1-866-732-VOTE (8683) Toll Free	• Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER     123456789012345

CPUQC01.E.INT/000001/i1234

                01UPTD

MR SAM SAMPLE	C1234567890
XXX 123

Appointment of Proxyholder

I/We being holder(s) of securities of Sierra Wireless, Inc. (the “Company”) hereby appoint: Philip Brace, President and Chief Executive Officer, or failing this person, Samuel C. Cochrane, Chief Financial Officer, or failing this person, Jennifer A. Farac, General Counsel and Corporate Secretary (the “Management Nominees”)

	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/SierraWireless and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of Securityholders of the Company to be held at 595 Burrard Street, Suite 2600, Vancouver, British Columbia and virtually at https://meetnow.global/MPTKAYS on September 27, 2022 at 10:00 a.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Arrangement Resolution

To consider, if deemed advisable, to pass, with or without variation, a special resolution of Securityholders, the full text of which is attached as Appendix C to the Circular, to approve an arrangement under section 192 of the Canada Business Corporations Act involving the Company, the whole as more particularly described in the Circular and 13548597 Canada Inc.

	☐	☐

Signature of Proxyholder	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.

S W I Q 3 4 1 9 1 4 X X X X A R 0 999999999999

01UPUD

_ _ _

Fold

_ _ _

Fold